Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: June 26, 2015

Delhaize Press Conference

Wednesday, 24th June 2015

Overview

Mats Jansson

Chairman, Delhaize Group

Welcome

Welcome to this press event.  The structure of this event today, is that I start to talk for a couple of minutes and then Jan Hommen will take a couple of minutes also.  Then we hand you over to the people that are going to run the company, Dick Boer and also Frans Muller.

The journey

This is a historical day for both companies because those companies have a great legacy and history.  From the beginning, they were entrepreneurial, family-founded companies.  Their roots are still in these companies, which we shall save as they are incredibly important to save them for the future, and also the good values we have in both companies.

This combination of two European-based companies is a great thing because, when we talk about market value, number one in Europe and number three in the world after Walmart and Kroger.  This is fantastic but it is not the goal, in itself, to be biggest in Europe and number three globally.  However, we will are going to have lots of muscle in the future to invest in consumers, employees, new technique, innovation, etc.

This combination makes real sense for all the stakeholders, shareholders, employees, societies, etc.  The process has not been long but it takes time to agree and convince each other in detail about this type of deal.  As this deal is a merger of equals.  Details of these are in our press release than Jan is going to talk more about later on.

Look at the governance model from top to bottom, look at the Supervisory Board, the combination of Delhaize, the Committees and the Board Committees and the management board.  All of these have the same pattern.  The six people entering the management board will be the same pattern.  We have been extremely consequent when we talk about the governance structure.

I have been working now as Chairman in Delhaize for three years.  I have also had personal relations in this industry because my father was a retailer.  I have said to my colleagues before that I am the only one, literally, who was born above the store.  It was a store which Ahold partly owned for a couple of years ago.  I am really flattered to be here today and working in Delhaize.  To repeat, the Delhaize legacy roots are that it was a family-founded company nearly 150 years ago.  It has a long history and it is the duty of both companies to take care of the good things in our different parties.

The process once again has been very efficient and very constructive.  I would like to thank Jan and the team you have been running and been the head of this.  This has ended up in a very, very good combination.  I think there is not one winner but two winners and then the rest is the winner outside the boardroom, which are the consumers, shareholders, society, etc.

So Jan, now it is your turn.

Governance and Structure

Jan Hommen

Chairman, Ahold

Thank you Mats.  As you rightly said, this is a really momentous moment for all of us.  I am excited to be part of that.  I am excited to be asked to serve alongside you in the presidium that we will set up to make sure that Dick and Frans do have an audience always that they can talk to on a regular or irregular basis; we will be there to support them. This is a combined organisation that is stronger, will be more innovative and competitive, and we will be able to serve more customers in more locations with a more complete assortment of products.

I am also convinced that the combination Ahold–Delhaize will offer many rich opportunities for our employees, for employment, personal development and further enhancement of their careers.

Let me say that it was a pleasure to work with you Mats.  We have our ups and downs and discussions but I think we were always able to find each other.  It was good working with your team and it was a real pleasure.  It has been clear from the very moment that we started this discussion that we had a joint view.  We shared the passion making this work and that we have an absolute commitment, not just in making this deal right but also to make sure that the deal will work right in the future.  In the end, the purpose is to make sure that together we will make it happen and that it is in the best interest of our customers, associates and shareholders.

Let me now take a quick look at the chart.  You will see this chart explains the governance.  The company will be lead by a two-tier board, comprising of a Supervisory Board and a Management Board.  The day-to-day management will be overseen by an Executive Committee, and Ahold and Delhaize are equally represented in both the Supervisory Board, Management Board and in the Committee.

Mats Jansson will be the Chairman.  He is currently the Chairman of Delhaize Supervisory Board but he will be the Chairman of the Supervisory Board of the new combined organisation.  Jacques de Vaucleroy and I will be Vice Chairman, and, as I said, Mats and I will form a presidium so that we are always available for the CEO and the Deputy CEO when they need any counselling or discussion.  We will be there for them.

Dick Boer, currently the CEO of Royal Ahold, will be the CEO of the combined company, and Frans Muller, currently CEO of the Delhaize Group, will be Deputy CEO and also Chief Integration Officer.  Mr Jeff Carr, currently the CFO of Royal Ahold, will be the Chief Financial Officer and Mr Pierre Bouchut, currently the CEO of Delhaize, will be the Chief Operating Officer in charge of Europe.  The currently Chief Operating Officers of Ahold and Delhaize in the US will stay on and be the Chief Operating Officers for their respective businesses in the US.

What we present today is subject to shareholder approval.  Ahold Delhaize will have its head office in the Netherlands with a European headquarters based here in Brussels.

Having said that, I will introduce Dick Boer, CEO of Ahold, together with Frans Muller, CEO of Delhaize, and they together will walk you through the presentation.  Afterwards there will be an opportunity to answer questions.

So please Dick and Frans.

Benefit to Customers, Associates and Stakeholders

Dick Boer

Chief Executive Officer, Ahold

Thank you very much Mats and Jan.  It is of course a fantastic moment to be here today in Brussels.  First of all, Mats and I share one thing, we were both born in a store; coming from a grocery retail background, and being from a store environment, you know finally how important it is to serve customers in the best way you can and do that in a way that is part of our society and the heritage of the brands that we have.

First of all, I was born on the border of the Netherlands and Belgium in [inaudible] there is something Flemish in me, as you can imagine, but that’s a nice occasion make of the fact that I am sitting here now together with Frans.

Frans and I have known each other for a long period of time.  We only have a short period of time in one of the companies we both worked in Metro Makro, the cash and carry company, but of course during that period of time, we met each other on different occasions during the last 15 years.  As you work together in retail so you always meet each other.  I think also, as mentioned by both chairmans, that the fact we are sitting here is because we strongly believe that the moment we started discussing, Frans and I thought that these two companies have great trusted brands and heritage.  We also get needs to get stronger and better as a company if we can bring them together and really use that platform, so there is what I would like to start with.

We also know we have retail portfolios around the globe with long trusted brands.  Mats mentioned already, 147 years old Delhaize brand and Albert Heijn 127 years old, and also in the US, the brands are long-inherited foundations of our companies.  These are what we share and the values of the companies.

We have business, 6,500 as I already said, as clearly also expressed by the Chairman, it is a merger of equals where we belong to the top retailers in the US but certainly also here in the Benelux, together not only here but also in Southern Europe, Eastern Europe and joined franchises with Indonesia and Portugal.  Totally in the new company in a new merger will service 50 million customers on a weekly basis.  We strongly believe that Ahold Delhaize will deliver a better shopping experience for our customers and that is what it is all about.

At the end of the day, the combination will give us tremendous opportunities, to accelerate  in innovation of what the customers are waiting for, not only in products, but in online shopping channel everywhere, anytime and anyhow.  You want to give value, choice and service to customers to shop.

The transaction will also create significant value for our shareholders.  We anticipate revenue synergies of €500,000 million per annum to be fully realised in the third year after completion.  Both businesses are highly cash generative and this will allow Delhaize to continue to invest in future growth but at the same time to deliver attractive returns for our shareholders.

I will give you now quickly transaction details of the highlights of today’s announcement of the merger.  What you see here on the slide gives you a clear understanding of what the transaction means.  We propose that Delhaize shareholders will receive 4.75 of Ahold shares for cash for each Delhaize share, so that following the merger our Ahold shareholders will own approximately 61% of the combined company’s equity and Delhaize shareholders approximately 39%.  I hope that is clear.  It is a share deal between the two companies with an exchange ratio of 4.75.

Ahold is terminated today.  Its current share buy-back programme is part of this transaction.  It plans also to make, prior to the completion of the merger, a capital return of €1 billion in the way of reverse stock lets which we have also done a couple of years ago.  The transaction will be structured as a merger, as the Chairman has already said, and the combined entity will be Ahold Delhaize.  Ahold will be the ongoing listed entity and will be listed in Amsterdam as well of course, as the primary listing but also additional listing in Brussels.

We plan to have extraordinary shareholders meetings for each company to seek approval for the merger either in the fourth quarter of 2015 or the first quarter in 2016.  As a result, we expect to complete the merger transaction in mid-2016, following the usual regulatory clearance and associate consultation procedures as applicable.

Turning then to the governance, as we already briefly mentioned, this merger creates a leading international food retailer.  It creates a new company in a way, a leading international food retailer with highly complementary portfolios.  In a large scale, it allow us to be innovative and act as a market leader to improve the overall value preposition, whilst maintaining our strong and local trusted brands because that is what it is all about.

This company is not for one brand in the world.  We have this heritage of all our facts and our brands already established for so long.  Both companies share similar values and strategies.  That was the nice thing when Frans and I started talking about these companies.  We started comparing values to strategies we have.  We are supermarkets.  We are aiming for the best supermarket with great value, so all these things are coming together.  We have a strong focus from both companies on the customer.  We believe that we will be able to further enhance customer experience to improving the customer offer.

An important factor supporting this potential success of the company combined Ahold Delhaize Group, is from the continued support and engagement of our associates.  We believe that the creation of a bigger, stronger and more capable company will result in an even better place to work and as a guarantee on a long-term sustainable future, with more exciting career and development opportunities for our people.

Finally, the combined Group will start from a strong financial foundation.  The future growth of the Group will be established by using that strong foundation and can deliver attractive returns to our shareholders.  As we mentioned at the beginning on this, I think we started with fantastic opportunities.  I think we are now almost there.  I will hand it over to Frans.  We really will continue to work together on this great journey as a company together.  We have built on that as a Group, individually as two companies, but I am also looking forward to working together very closely with Frans.

Joint Project

Frans Muller

Chief Executive Officer, Delhaize Group

Thank you Dick.  Such a trajectory of looking forward for this joint opportunity, you also have some chemistry in negotiations.

There were two things where me and Dick were very much aligned for the very beginning.  These two companies have a very common strategic rationale to be together in business.  The second thing that we discussed and agreed, after knowing each other for 15 years but never having worked together, was that it will be good fun to work together and make this happen from both sides of the companies and do this jointly.  There is also a very clear message from the Chairman that we are going to see this as a joint project, with joint responsibility to make this happen.

If we look at slide number 12 please, here you see the total footprint of our companies.  It is a truly big company in food retail and those of you who have followed Delhaize and Ahold in the past know, that we are strong in local brands, in markets where we have high market shares and high relative market shares in Europe, and also on the other side of the ocean.  I think this is a strong position both companies have and it is a rare combination, it’s a rare strategic fit of these two companies.  Strong brands and local markets, strong in food, strong in food supermarkets, very strong in fresh, very strong in private label, close to the communities and very complementary and high level of similarity of the value and how we would like to run a business.  We have a very clear understanding of food retail in the supermarket arena.

As you know, the industry continues to change and evolve as customer preferences also change and evolve.  We are changing customer tastes, the adoption of new technologies and the expectations around convenience.  There is a lot of things going to change in food retail and changing now already.  This proposed combination of Ahold Delhaize will have a variety of store formats and ways to shop to meet the needs of virtually any customer profile.  We intend to maintain this variety of banners and formats.  This is the reason why we are so strongly anchored.  We love our local supermarket brands and we love the geographies where we compete.  We believe there are limited benefits to come from consolidating brand names or formats.

Why we are not breaking these out today is that we seek significant opportunities to leverage the best practise in this company.  To realise revenue synergies from bringing the groups together following the completion of the transaction.  We look forward to sharing the future success stories after completion, and this will be a key focus for us and also a key focus for me in my role as overseeing the integration process.

This slide provides you with two examples on this front.  Ahold clearly has a more established track record in digital and online platforms, offering customers a rich online experience.  We believe there is a tremendous revenue opportunity for us by leveraging this across the Delhaize network, perhaps not in every geography, not in every format but we feel we can definitely accelerate growth here in the online part of our business.

Secondly, both groups have expertise in fresh and in private label.  Delhaize’s fresh capabilities, for example in Belgium, but also in Hannaford Brothers in the northern part of the US, could be leveraged in adjacencies, banners and the private label programmes of Ahold and Delhaize and providr opportunities to learn from each other.  Close to the customer, close to the customer proposition, make customers surprised, innovate and give them a better product than the competition can do.

For the associates of both companies, we expect that Ahold Delhaize will be an even more attractive employer.  Firstly, we should be in a position to use the best management practises and business processes and, if we are able to extract these, the Group will be a more attractive and efficient place to work.  Secondly, we will be able to offer our talent more ways to develop, which should also help us in competing and winning and competing for the best talent in the market.  We’re training existing experienced associates along with adding fresh perspectives.  We’ll ultimately also stimulate the overall performance culture of our company.  Thirdly, the combination will offer a more diverse growth and development opportunities.  The difference in formats, organisations and the attractive geographies where we operate should help in supporting rich careers within the Group.

As Dick mentioned before, Ahold Delhaize are dedicated to the communities they serve.  We are a local player, close to the customer and close to the communities in all the geographies where we operate.

On this slide you can see the corporate responsibilities programmes of both groups: Ahold’s responsible retraining program, and Delhaize’s 2020 ambition on its way to Supergood.  These programmes are high on our agenda at both companies, and Jan Hommen already shared with you the committee on sustainability and innovation, which is exactly one of the things we would like to highlight and give attention to.  We believe therefore that we can learn from each other in order to accelerate the progress and impact we have been making on this front in building a stronger contribution to our communities we work in.

On this slide, we summarise why this merger should deliver, on page/slide 16, on long-term value for investors, realising significant synergies, investing in long-term growth and providing attractive returns to shareholders.  You see also here on this chart what you have seen in the press release: the €500 million synergies per annum to be arriving bottom line.  The €350 million of one-off costs we are going to take, and also, on top of this, we said that serving our present business with the present programmes we run – if it is Thunder Ahold in the US, or our Easy, Fresh and Affordable programmes – then we keep on saving now to invest in our company and to invest in price.  The €500 million bottom line is on top per annum as from the third year.

Dick already mentioned that Ahold will return to their shareholders the €1 billion pre-transaction.  What the market has not completely understood yet is that also Delhaize will just continue to pay dividends in 2015.  So far it has not been clearly understood.

On page 17, you see the two companies together and what we would like to focus on.  We talked a lot about our Management Board members, the six which we are presented today and we have a very focused management team.  We have seen a lot of retail experience from both companies, a focus management team to lead the combination.  We all have a sense of urgency to get the full benefits available from the proposed combination.

Secondly, we believe the proposed combination will be stronger.  Ahold Delhaize will have a great financial profile with a very strong balance sheet and the capability to continue generating significant free cash flow.  This positions us well to front further investment in the offer, in store networks and to drive revenue and profit growth.  This should enable us to provide superior customer offerings to make us even more attractive as an employer, to continue servicing our communities and to be in a compelling proposition for our shareholders.  We are confident in our ability to achieve these objectives and of the future success of the combined group called Ahold Delhaize.

We believe we will be well positioned to not only maintain but also grow our leading position across our markets.

And here I would like to turn to floor to you for your questions you might have.

Q&A

Question: I have one question about the merger.  How are you going to manage the emotions in Belgium?  I read in the news blogs that the Dutchman will be the boss over Delhaize.  What is your reaction to the emotions?  How will you manage these emotions?

Frans Muller: From a Europe perspective, there is already a Dutchman heading up Delhaize at the moment.

Mats Jansson: And a Swede is the Chairman.

Frans Muller: So the newspaper has not been very well informed and this is not a new phenomenon.  On a more serious note, as Dick already mentioned, Ahold has already been very proud of their local brands, their local store brands and supermarket brands.  The same for Delhaize.  For the Group, guess what?  We think that those local supermarket brands are one of our strengths of the combination.  Delhaize in Belgium, if you would like to talk about that topic, will be a very strong brand going forward and that we will even strengthen that brand further.

We also informed the unions this morning that, of course, we would keep to our commitment of our transformation plan including the investments. We also said to the unions that we will further work on the Delhaize brand in Belgium.  I think that, if it is a Dutchman or it is not a Dutchman, or if it is a Swede as our Chairman, or Dutchman as our Vice Chairman, we believe in Delhaize in Belgium.

Mats Jansson: If I can add to that.  It is an important question because it is a lot of emotions knowing this type of combination from the different countries, not only in Belgium.  That is why the governance model is so important.  To start with, if it is a merger equal as it is then you have the 50/50 split, as Jan said and we saw on the slide.  Also, we have to understand and remind ourselves about the history in these countries, because, in the beginning, it was more or less a domestic operation and when you cross borders and become an international player, a global player, then it is going to be reflected in the composition of the Board and the executive committees.  That is one other explanation why you have so many mixed people with different passports in boards or executive committees.

Jan Hommen: To add to that, two thirds of our future business, more than €50 billion as you know is in the US and an important part of this new company.  As Frans said, the local brands are the ones that are being represented to customer every day as part of their everyday life.  That is the heritage we will never, never take away because that is where it really comes to the customer and to the society.  We also will leave the Brussels officers as the European headquarters for the new combination.  The name is a combination of both.  I think it is a plan that is clear of the representation of all the things we do on a global level is what you will see in leadership and in running the company going forward.

Question: This is not the first time these two companies have studied a combination of their activities.  It has not worked in the past, why has it worked now?

Mats Jansson: Jan, can you start?

Jan Hommen: Yes.  In my opinion, it has worked because we started off on the right premise being a merger of equals.  We have gradually taken the time to get to know each other, to get to trust each other, to get to better understand the motives that we both had and strategies behind that.  Once you have the logic, or the strategic logic, and the compelling logic that these two companies together can be even stronger and have a more propelling proposition to customers, employees and shareholders and the chemistry is right, then it almost goes from itself.  In fact, that is what we have felt in the last couple of weeks, that it was relatively easy to come together based on the foundation that we had, finding the right type of structure – governance structure important but also all the other things that come into play.  There was also great trust, I think that is important.  Trust really is the basis for a successful future.

Mats Jansson: I add to that Jan.  The business model is the condition that we know we are competitive and all that type of argument that it makes sense in different dimensions.  However, in my experience, I think yours also and others, the irrational factor is very important, that it clicked between the team that was constructed as so on.  We had our ups and downs – more ups than downs, I would say.  The first time I met Jan, I think it was a very, very good meeting.  I think we had trust from our level for each other in this process, so that is also very important: the irrational factor, okay.

Question: Yes, I was wondering, maybe I missed the answer, but there is going to be a European headquarters in Brussels.  Where is the global headquarters going to be?  And where will the shareholders meetings every year take place?  In the Netherlands, in Belgium?  Where will the quarterly results be presented?  Can any one of your clarify that?

Jan Hommen: The global headquarters will be in the Netherlands and of course that will be the head seat of the combination, so the quarterly result will be presented in the Netherlands.

Question: So my Belgium colleagues will have to travel but not me?

Jan Hommen: No, maybe you also went when already you were following Delhaize to Brussels so and vice-a-versa for your colleagues out of Belgium.  Yes, it might be some travelling for others, yes, to come to the Netherlands.  It is not so far away by the way.

Question: No it is not.  Can any one of you, maybe Mr Frans Muller, explain a little bit about the reasons that made this the right time for the merger?  We understood but maybe we were not informed correctly that it has a lot to do with competition by discounters.  You mentioned something about changes in industry.  I am not sure if this is one of the changes you are hinting at?  And of course another change is the development of online marketing, maybe you can elaborate a little bit about that.

Jan Hommen: Yes, lets answer that question.  I think Frans and myself will answer your question in two parts.  First of all, why do I think it is a good momentum?  I think both strategies are compelling but also similar and we face similar, I would say, nicer challenges but we are also in a similar process of reposition and putting our companies in a better position to our customers.  In the US, we launched our programme Thunder from Delhaize there they did quite some things to improve the customer preposition.  So in a way, when I and Frans talked about strategy, there was not a lot between it.  90% we all agreed and said look we want to become an even stronger local supermarket, using the skill and the size of our business even in a better way to compete to others.  The other are multiple of course.  The market is very diverse it is not only discount, its high end retailers, its online retailers and I think with the combination with the investments we can do now together in innovation, online and offering new formats to our customers.  We really have an opportunity to use the scale of our company and also, I think, the talent we have.  Frans may be able to elaborate on some of them.

Frans Muller:  This is an item of joint forces but it is also an item of market developments and we have more than 60% of our businesses in the US.  However, that market is consolidating very fast and faster consolidation in the last two years than in the previous 20, so we have to also strategically think what we are going to do.  In food retail, local footprints are important but also skill matters and relevant market shares.  If you look at these strategic options and if you can find a partner in creating that skill, that combination, who is in food retail, in the US with comparable values, backgrounds and history, there is also the emotionally a very good fit.

Same comes for Europe.  I think also on the European front, we have two companies now with very good representation in the Benelux but also in Central and South Eastern Europe with winning and leading market positions.  Also, Europe for us is a very interesting turf to do more things to get it going forward.  So timing, Dick mentioned I think very precisely the strategic rationale, why together, which I just tried to explain to you.

Question: Ahold recently expanded in Belgium in the last row, with Albert Heijn.  What will happen with Albert Heijn shops close to the Delhaize shops?

Second question, you provisioned €350 million restructuring costs in order to reap the synergy benefits.  What is included in these €350 million?  Is that for people that have to go?  Can you explain a bit more about that?

Jan Hommen: Yes, thank you for that question.  First question, I think Frans will take the second part also.  First of all, we have been with [inaudible] in the Belgium market, with currently 31 stores, it is too early in the process to have any views on that.  Certainly also, in the case of the regulatory authorities, we will see how they review and it is not the only place.  I would like to make that also clear.  Focus a lot on the Benelux but with Hannaford we would start a shop in the same area, so there will be some discussions going on in the next year, which is that is why, certainly the closing time will take some time from nine to twelve months because there will be some review from those authorities about how to work further with some of the overlaps we have.  I can imagine that you focus a lot on just this area but also in other areas we have similar things and that takes time in the integration phase.

Frans Muller: On the synergies and therefore on one cost of the €350 million you mentioned.  Of course we studied the synergies in general and we hired individually good external advisers to look at how to access and estimate the size of the synergies.  This was a very detailed process, a very long process because those synergies are very important but also that they really laid on the table.  Both companies came roughly and very close to the same conclusion of €500 million.  The €350 million one-off is an estimate of the one-off costs and is a basket of a number of things.  You can imagine, for example, I can give you some examples, if you would like to harmonise the back office and you would like to harmonise IT and applications then you have to choose maybe to harmonise a number of things or invest in IT.  This is one item, which is in its operating expense (OPEX), the 350.

The second thing is, if you would like to look for a more efficient supply chain network and for example, you would like to combine a warehouse in the US, for example, then you would maybe have a running rental contract, which you have to terminate.

The third thing is, you need consultancy costs to make sure that the integration process is going well.  You have to be very well prepared at date of closing.

The fourth thing, there are efficiency measures, say where you have severance costs also to pay.

The €350 million is a basket of a number of those items, as I said one-off operating expense.

Question: For obvious regulatory reasons you were quite cautious in communication over the last couple of weeks, but now that is all done and dusted can you give us a bit of a timeline of when you have reached a point of no return?  I see for example that the website you have put up this morning was registered two weeks ago.  Was that when you knew you were going ahead with it?

Mats Jannson: I have never felt that we could identify a point of no return.  I think in a process like this, you continue to work and you progress, and that, at some point, it starts feeling better and better and better.  I cannot identify if yesterday was better sometimes.  The day after is a little bit worse than the day before.  As a process that continues and I think from the very beginning we found a compelling strategic argument so overwhelming that we felt that we had to make it work.  We have tried everything to make it work with the responsibilities on both sides that we have.  In particular, I think the deal is important but looking to the future and organising for the future is even more important.  We have really tried to make sure that we are organised for success, going forward is the most important thing.  In the last couple of weeks, in particular with the work we have done.

Jan Hommen: One of the conditions, I must say, one of the items we started to talk about Jan and I, at a one-on-one meeting, was to have those six people on board.  Taking Frans, Pierre Bouchut, [inaudible] and also the two guys in the US.  That was extremely important to secure that.

Question:  Well Mr Muller, indeed, I have a question for you as integration man, that seemed to be an excellent post to get the company well.  Is there a timetable for you to replace your friend Dick Boer?  Secondly, Mr Jansson is there a timetable for you to be replaced by another chairman, and from which Board group he might come?

Mats Jansson: So you ask me now today if I should resign?  It is quite early.  Now that we have started with this set-up, you never know what is going to happen in the future, so this is a good team.  I think we should not judge ourselves but if you look at them, the Board members and the quality also and their track record of Dick, Frans and the other guys they are very good.  It is a very good team and that is why I say, once again, the business board had to be sustainable and competitive and the balance had to be sustainable and competitive but you had to have the right guys and girls around the company.  I feel also, we have a very good set-up.  So you can smile.

Jan Hommen: I smile every day.  It is fun, great and a fantastic opportunity of course for both of us to go forward.  I think it is a great opportunity for Frans and myself and I speak for myself, in this case to get this company together.  Working hard and building a team, creating a fantastic organisation, I think that is what it is for first and foremost and for us to.

Mats Jansson: Okay, I will give some instruction before you ask.  One or two last questions.  Three.

Question: Just an add on a question.  So there is no timetable or no principles building concerning?

Jan Hommen: No, no there is not.  We started with first announcing the merger, completing the merger and working together.  I think that is already a journey on its own, sorry.

Mats Jansson: So then we also have the responsibility from the AGM, to elect Board members and then the Board itself elect from.  For example, Chairman and Vice Chairman so on, and so on.  Every year you are going to be tested if you have confidence or not.  That’s life.

Frans Muller:  We have mid-June, mid 2016, is hopefully our closing date that is an estimate.

Mats Jansson: Okay, next.

Frans Muller: The second thing is then it starts with integration work, which will be done in two weeks’ time, so we have plenty of work ahead of us.

Question: I have a short question about the Board.  Why are there two captains on board?  You know two admirals in the US.  Another question is about the coming year.  I have seen a merger presentation of retails [inaudible] in 1998 and this did not become a merger after all.  What is the biggest risk in the coming year when you have to wait for the authorities etc.?

Jan Hommen: Maybe Frans, you can take a part of it.  Maybe you were part of that then.  I do not know.  On the two admirals, I think it is very clear.  Frans will fill in, but we have two large operations in the US at this moment running on a repositioning on focused area or focusing them on delivering their customer programmes at this moment.  It is big companies and it is far too early to say something about the two admirals.  They are great leaders, together with them, we will continue to work with them in the future.  With the integration Frans will do, we can do plenty of work without even toughing one of the two banners in their heart.  They need to work in their heart at the moment to deliver the value to the customer and it is big companies, so Frans will fill in.

Frans Muller: The part of the answers connected to your second question.  What are the risks up to closing?  We have every week 50 million customers coming to us and if we do not give them a proper performance then our business plan and our budgets are in danger.  The biggest task we have now that, whilst we are in the closing process, to close the transaction that we keep our present business up and running as our customers expect from us.  The potential distraction to our 3,750 people that might be at risk, is also up to us to manage this in a proper way.

Mats Jansson: Okay.  The last question now.

Question: Yes.  My question is who to the initiative to start the talks this time?  Some early reconstructions in newspapers I read that it was actually the smaller party of the merger of equals.  Is that true?

Mats Jansson:  Why is that so important for a journalist?

Response:  It is always nice to know who is taking the initiative.

Matt Jansson:  It does not matter.  You know we know each other, the industry people, the CEOs know each other, meet each other.  Everybody had talked about this fit.  This is absolutely the best in the world and so on.  It makes sense, etc., etc., so I will not give you any detail about that.

Okay.  Shall we finish the press conference?  I think there are possibilities to ask, to have one-on-ones also with those guys.  Okay, thank you very much.

[END OF TRANSCRIPT]

Important Information for Investors and Shareholders

The transaction will be submitted to the shareholders of Delhaize Group (“Delhaize”) for their consideration. In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) will prepare a prospectus for Delhaize’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”) and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward Looking Statements

This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to be realized in the transaction; and the possibility that the transaction does not close. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this presentation.